UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For October 12, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

OPERATIONAL EXCELLENCE DELIVERS INCREASE IN GOLD PRODUCTION

Johannesburg, Thursday, 12 October 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to advise that gold production from its South African underground operations will be 12% to 14% higher quarter on quarter, due to an increase in both volumes and recovered grade. Gold production is 6% to 8% higher than the corresponding quarter in the previous financial year.

The planned waste stripping of cutbacks 5 and 6 at Hidden Valley is ahead of schedule and will be completed towards the end of November 2017. Despite the impact on Hidden Valley’s gold production, Harmony’s total gold production increased by 3% to 5% quarter on quarter and the corresponding quarter year on year.

Chief executive officer, Peter Steenkamp, commented: “Focus on safety, operational excellence at our South African operations and delivery at Hidden Valley in the second half of FY18 will ensure that we remain on track to meet our production guidance”.

Harmony’s production results for the first quarter FY18 ended 30 September 2017 will be released on Tuesday, 7 November 2017.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

Or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

12 October 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 12, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director